Invictus Completes Advance on $2 Million Convertible Loan Facility

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VANCOUVER, Oct. 23, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) is pleased to announce that pursuant to the Loan Agreement with GTEC Holdings Ltd. (TSXV: GTEC; OTC: GGTTF) ("GTEC") dated October 16, 2018, as announced on October 19, 2018, it has completed the advance of $2,000,000 of convertible debt (the "Convertible Debt"), evidenced by way of a Convertible Grid Promissory Note (the "Promissory Note"). The proceeds from the Convertible Debt will be used by GTEC to further execute GTEC's cannabis retail expansion strategy in Canada.

The terms of the Promissory Note remain unchanged from the terms disclosed in the Company's press releases dated August 30, 2018 and October 19, 2018, and are as follows:

•	the Convertible Debt shall bear interest computed in the outstanding balance at the rate of 8% per annum, calculated and paid in arrears on the first day of each calendar month;
•	GTEC shall repay the Convertible Debt on or prior to the date which is 24 months following the date of advance ("Maturity Date");
•

subject to the approval of the TSX Venture Exchange, Invictus may convert the Convertible Debt into common shares in the capital of GTEC ("Common Shares") at a price of $1.50 per Common Share, at any time prior to the last business day immediately preceding the Maturity Date; and

•	upon mutual agreement of both parties prior to the Maturity Date, Invictus may increase the amount of the convertible loan facility up to $6,000,000.

The Promissory Note and any Common Shares issued upon conversion of the Promissory Note will be subject to a four month hold period from the date of issuance of the Promissory Note in accordance with applicable Canadian securities laws.

Invictus has also granted 300,000 incentive stock options to certain eligible persons of the Company. Each stock option has an exercise price of $2.00, the equivalent price paid per Unit in connection with the Company's recent short form prospectus (see press release dated October 19, 2018, for more details), and is exercisable into one common share of the Company. The options vest in tranches over the next twelve months and are exercisable over a period of five years. The stock options were granted subject to the terms and conditions of the Company's Stock Option Plan.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman and CEO

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(833) 879-4363

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of lifestyle brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer. To meet growing demand, Invictus is expanding its cultivation footprint, with two cannabis production facilities fully licensed under ACMPR in Canada and a third awaiting approval, featuring 100,000 square feet of available grow space today with 200,000 expected by January 2019 and up to 1 million by end of 2020. To accommodate international sales, Invictus' wholly-owned subsidiary, Acreage Pharms Ltd. ("Acreage Pharms"), has designed and is currently building its Phase 3 and 4 purpose-built cultivation facilities to be European Union Good Manufacturing Practices ("EU-GMP") compliant. The Company will earmark up to 50 per cent of production to the medical. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores. For more information visit www.invictus-md.com.

About GTEC

GTEC was founded in 2017 to capitalize on opportunities in the nascent and rapidly growing legal cannabis industry. GTEC is a public corporation listed on the TSX Venture Exchange and based in Kelowna, British Columbia. GTEC is focused on growing premium quality craft cannabis in purpose-built indoor facilities. GTEC currently holds a 100% interest in GreenTec Bio-Pharmaceuticals Corp., Grey Bruce Farms Inc., Zenalytic Laboratories Ltd., Alberta Craft Cannabis Inc. and Tumbleweed Farms Corp. To view more about the company or to request our most recent corporate presentation, please visit our website at www.gtec.co.

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the timing, approval and completion of the Loan Facility and related matters and the potential production capacity of Invictus, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Invictus will be successful in reaching its potential production capacity, its production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, Invictus will reach full production capacity on the timeline anticipated by the Company, and no unforeseen construction delays will be experienced. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the Company will not obtain the requisite approvals to complete the Loan Facility, Invictus will not be successful in reaching its potential production capacity, its production facilities will not be completed as anticipated, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial outlook that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Invictus MD Strategies

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CNW 16:00e 23-OCT-18